United States securities and exchange commission logo





                              June 5, 2023

       Hsiang En Lee
       Chief Executive Officer
       Gold Quantum Group, Inc.
       Morgan Tower 6th Floor
       Diamond Island, Phoenix Bridge
       Phnom Penh, Cambodia 12000

                                                        Re: Gold Quantum Group,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed May 19, 2023
                                                            File No. 000-56534

       Dear Hsiang En Lee:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2023 letter.

       Amendment No. 1 to Registration Statement on Form 10-12G filed May 19,
2023

       General

   1. We note your response to comment 3. Please revise to make clear whether the legal and operational risks
associated with your directors and/or officers having significant ties to the PRC could result in
a material change in your or the target company   s post-
                                                        combination operations
and/or the value of the securities you are registering and could cause the value of such
securities to significantly decline or be worthless.

                                                        Additionally, please
revise to disclose that the Holding Foreign Companies Accountable
                                                        Act, as amended by the
Consolidated Appropriations Act, 2023, would require delisting of
 Hsiang En Lee
FirstName  LastNameHsiang
Gold Quantum   Group, Inc. En Lee
Comapany
June 5, 2023NameGold Quantum Group, Inc.
June 5,
Page 2 2023 Page 2
FirstName LastName
         a company from U.S. national securities exchanges if the PCAOB is unable to inspect its public accounting firm for two consecutive years.
2. We note your response to comment 5, including your disclosure that as a Nevada corporation with no operations in China, you are not required to obtain permission from any Chinese authorities; and that you are not subject to PRC regulations, such as those put out by the CSRC or CAC. Please disclose each permission or approval that your officers and/or directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and/or officers are covered by permissions requirements from the CSRC, CAC or any other governmental agency, and state affirmatively whether they have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and/or directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and they are required to obtain such permissions or approvals in the future.
Item 5. Directors and Executive Officers, page 14

3. We note your response to comment 17. Please revise to identify the specific business involvements of your directors and officers that may present a conflict of interest with this company. In this regard, we note your risk factor disclosure on page 8, "Our officers and directors are, and may in the future become, affiliated with entities engaged in business activities similar to those that could be conducted by us and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented."
Exhibits

4. We note your response to comment 20. Please file as an exhibit your original articles of incorporation, as well as any amendments. In this regard, we note that
Exhibit 3.1 appears
         to include only the amendments to your articles of incorporation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Hsiang En Lee
Gold Quantum Group, Inc.
June 5, 2023
Page 3

        You may contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                         Sincerely,
FirstName LastNameHsiang En Lee
                                                         Division of
Corporation Finance
Comapany NameGold Quantum Group, Inc.
                                                         Office of Real Estate
& Construction
June 5, 2023 Page 3
cc:       J. Britton Williston
FirstName LastName